

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Doug Rice
Chief Financial Officer
MIMEDX GROUP, INC.
1775 West Oak Commons Court, NE
Marietta, GA 30062

> **Re: MIMEDX GROUP, INC.**
> **10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 10-Q for the Quarterly Period Ended March 31, 2024**
> **Filed April 30, 2024**
> **File No. 001-35887**

Dear Doug Rice:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q For the Quarterly Period Ended March 31, 2024

TELA and Regenity Agreements, page 17

1. You disclose the Company entered into an Asset Purchase Agreement with TELA to obtain exclusive rights to sell and market a 510(k)-cleared collagen particulate xenograft product in the United States pursuant to a preexisting Manufacturing and Supply Agreement between TELA and Regenity, which retains all intellectual property rights and regulatory clearances related to the product. Simultaneously with entry into the TELA APA, the Company executed a new Manufacturing and Supply Agreement with Regenity, replacing the previous TELA-Regenity Supply Agreement. Please clarify for us, and in future filings as appropriate, your accounting and disclosure as it relates to the following:

    *   Since you entered into a new supply agreement that replaced the pre-existing supply agreement, clarify why you do not consider the $7.6 million as a transaction cost to

enter into the new agreement;

- Clarify why you have not recorded the maximum profit share amount, how you will account for any future payments, and when you will record any future amounts due;
- Clarify the term of the TELA APA and your methodology for amortizing the $7.6 million assigned cost; and
- Clarify when you anticipate commercialization of the xenograft product to commence and whether you evaluated the recorded costs for recoverability before recording them as an asset.

Form 10-K For the fiscal year ended December 31, 2023

Financial Statements
13. Discontinued Operations, page 1

2. Please provide us your analysis of how you determined that your disposal qualified as a strategic shift, as outlined in ASC 205-20-45-1B and 1C, in support of your discontinued operations accounting. Please identify and evaluate all relevant facts and circumstances. As part of your analysis, describe how you determined your Regenerative Medicine segment to be important to your operations and strategy, and a major part of your entity.

3. In addition, we note research and development for your Regenerative Medicine segment was $14,993 and $11,480 for 2022 and 2021 per your prior year segment footnote, and the corresponding amounts in your Discontinued Operations footnote are $10,128 and $7,412. Please reconcile for us the difference between the amounts.

Note 14. Income Taxes, page 2

4. We note your change in the determination of the likelihood of the realizability of certain of the Company's deferred tax assets based on the disbanded Regenerative Medicine segment qualifying as a discontinued operation, in concert with the Company's operating results. We note, though, significant operating losses and losses from continuing operations before income tax provisions in 2022 and 2021 remain after the application of discontinued operations accounting. We also note a cumulative three year loss from continuing operations before income tax provision remains after the application of discontinued operations accounting. Please explain to us in further detail how you overcame this negative evidence to support your conclusion that a valuation allowance is not needed for most of your deferred tax asset and how your analysis is consistent with ASC 740-10-30-16 through 30-25.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Sherman at 202-551-3640 or Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services